FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 8, 2007

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

Buenos Aires, Argentina, May 8, 2007.  The management of Petrobras Energía Participaciones S.A. (NYSE: PZE) (“Petrobras Energía Participaciones” or the “Company”) announced today that on May 8, 2007, Petrobras Energía Participaciones filed its annual report on Form 20-F for the fiscal year ended December 31, 2006 (the “2006 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”). The 2006 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or the Company’s website at www.petrobras.com.ar. In addition, shareholders may receive a hard copy of the Company’s complete financial statements free of charge by requesting a copy within a reasonable period of time from Alberto Jankowski in Petrobras Energía Particpaciones’ Investor Relations Office at +(54-11) 4344-6655 or email: alberto.jankowski@petrobras.com.

Any further information or questions regarding the 2006 Annual Report may be obtained by contacting Marcelo Gargano (marcelo.gargano@petrobras.com) or Ezequiel Torres (ezequiel.torres@petrobras.com).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 05/08/2007

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney